d·local

Earnings Release

Q1'25



Q1'25 Earnings Release

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay, May 14, 2025 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the first quarter ended March 31, 2025.

d·local

Key Business Highlights


Total Payment Volume billions
RECORD
1Q25 8.1
4Q24 7.7
1Q24 5.3

US$8.1B

▲+53% YoY ▲+5% QoQ ▲+72% YoY Constant Currency


Revenue millions
RECORD
1Q25 217
4Q24 204
1Q24 184

US$217M

▲+18% YoY ▲+6% QoQ ▲+36% YoY Constant Currency


Gross Profit millions
RECORD
1Q25 85
4Q24 84
1Q24 63

US$85M

▲+35% YoY ▲+1% QoQ ▲+59% YoY Constant Currency


Adjusted EBITDA millions
RECORD
1Q25 58
4Q24 57
1Q24 37

US$58M

▲+57% YoY ▲2% QoQ


Operating Profit millions
1Q25 46
4Q24 42
1Q24 27

US$46M

▲+70% YoY ▲+8% QoQ

Record highs across key financial and operational metrics.

TPV reached the **milestone of $8B, +53% YoY and +5% QoQ**. In constant currency, TPV would have increased +72% YoY.

Revenue and gross profit hit record highs of **$217M and $85M**, respectively. As in previous quarters, we continue to see the strength and continued geographic diversification of the business.

Adjusted EBITDA reached **$58M**, with Adjusted EBITDA/Gross Profit Ratio at 68%; while Operating Profit grew by 70% YoY to **$46M**, both demonstrating our ability to scale efficiently.

Strong cash flow, with free cash flow to net income conversion at 85%, reinforcing our commitment to a high growth, expanding margin and cash generating financial model.

Letter to Shareholders


d·local

PEDRO ARNT CEO dLocal

Despite a more volatile global macroeconomic backdrop in 2025, the year has started broadly in line with our expectations. Building on the momentum of previous quarters, dLocal continues to demonstrate strong execution and to prove the resilience of our business model, once again achieving record highs across key financial and operational metrics, despite Q1 not benefitting from seasonal strength in e-commerce. We believe consistent sequential growth is a confirmation of our company's ability to compound growth over extended periods of time, consequently delivering shareholder returns.

Our net retention rate of TPV, reached an impressive 144%. This figure demonstrates the defensibility of our business with our merchant base. Additionally, we are encouraged by TPV that grew north of 50% for a second consecutive quarter, underscoring the success of our strategy and the increasing demand for our services. These results reflect our continued commitment to innovation, customer satisfaction, and expanding our footprint throughout emerging markets.

Furthermore, we continue to carry out strategic investments in technology and operations that are directly fueling our strong results this quarter and building a robust foundation for sustained financial performance by strengthening our infrastructure, optimizing efficiency, expanding our service offerings, and elevating service quality.

Key accomplishments highlighted during the quarter include:

- Our TPV reached the milestone of $8 billion, reflecting a growth of 53% year-over-year and 5% quarter-over-quarter. In constant currency, TPV would have increased 72% year-over-year.
- Revenue and gross profit hit record highs.
- Despite investments in OPEX to support and accelerate our future growth trajectory, we are still driving operational efficiencies across the organization. The Adjusted EBITDA to Gross Profit Ratio reached 68%, a slight improvement versus previous quarter.
- We generated strong cash flow, with free cash flow to net income conversion at 85%.

The first quarter of 2025 demonstrated strong execution across many of the levers of our strategic plan. Our commercial team effectively leveraged existing merchant relationships and established new partnerships. Financially, we executed our investment plan in a responsible and efficient manner. In addition, our operations and technology teams delivered improved effectiveness to our merchants, and our legal and regulatory teams focused on expanding our license portfolios.

While short-term macroeconomic headwinds persist across emerging markets, we remain deeply confident in the strength of the secular growth trends shaping these regions.

Nearly 90% of the global population under the age of 20 will reside in emerging markets by 2050[1]. These regions are also projected to account for approximately 65% of global economic growth by 2035[2]. This youthful, tech-native population is driving the rapid adoption of digital solutions, especially in areas like mobile payments, digital wallets, and embedded financial services.

This demographic momentum reinforces our investment thesis: massive addressable market, high topline growth, attractive margins, strong cash generation, and a robust innovation pipeline that allows us to be a market leader.

[1] Source: United Nations - World Population Prospects 2022.[2] Source: S&P Global Market Intelligence.

At the same time, global trade dynamics are evolving. The ongoing discussions around tariffs and the fragmentation of traditional trade models are creating opportunities for both emerging markets and dLocal. The shift to a more multilateral and diversified focus is prompting developed economies to engage with emerging markets more strategically and with greater urgency, an environment that plays directly into dLocal's mission of empowering global merchants to localize and optimize their payment strategies in these high-growth regions.

While global players such as the mega cap companies have already embraced localization and alternative payment methods, a significant portion of the market remains underserved. As emerging markets gain prominence, demand for seamless, localized payment solutions will only accelerate - substantially expanding our total addressable market.

Crucially, this shift also underscores the importance of flawless execution. Competition in this space is expected to intensify, but we continue to differentiate ourselves through our ability to deliver reliable, cost-effective, and frictionless payment solutions. Our focus on addressing emerging market- specific payments fragmentation and merchant pain points through bespoke financial infrastructure solutions uniquely position us to capture the incremental volume arising from these structural shifts.

The opportunity ahead is both massive and tangible, and we are confident in our ability to seize it. We are reaffirming our full-year guidance and remaining fully committed to disciplined execution and to drive long-term, sustainable growth.

Dividend policy and extraordinary cash dividend

Our Board of Directors has approved both a dividend policy, as well as the payment of an extraordinary cash dividend of approximately $0.525 per common share, for a total cash outlay of $150 million. This decision reflects our commitment to returning value to our shareholders while maintaining a disciplined approach to capital allocation. More details about this announcement are available in Exhibit 99.5 of our Form 6-K furnished with the SEC on May 14, 2025.

After careful consideration of our capital allocation strategy, we concluded that a dividend policy aligns with our long-term objectives. Our company expects to generate consistent cash flows over time, which will suffice to meet our strategic goals, including possible inorganic growth through targeted M&As, increases in Capex when required, and investments in larger business development deals.

In addition, when evaluating the most efficient way to return capital to investors, we, along with our advisors, determined that a dividend was the optimal choice, given the current limited liquidity in our stock. A buyback program would have placed further liquidity constraints on our trading volumes, potentially impacting the stock's performance. By opting for a dividend, we ensure a direct and equitable return of capital to our shareholders while preserving the flexibility needed to execute our strategic initiatives effectively, without placing additional strain on the daily liquidity of trading in dLocal shares. ■

Tech & Commercial Update



Technology Update

Our technological advancements during the first quarter were centered on leveraging automation and artificial intelligence to drive operational efficiency and optimize performance across key areas. Below are the key highlights:

Artificial Intelligence: Implementation of AI significantly improved efficiency in customer experience, and compliance monitoring, by automating tasks previously handled manually

Process Automation: Automation was enhanced in handling chargebacks and refunds, substantially augmenting merchant win rate on chargebacks and accelerating refund flows

Integration Efficiency: Redesigned integration system accelerated the setup process for new integrations, cutting down the time required from days to just a few hours

Merchant Settlement: The implementation of an improved merchant settlement system streamlined operations and greatly reduced the need for manual intervention

These initiatives reflect our engineers' commitment to enhancing operational efficiency, mitigating regulatory risks, enabling scalability, and elevating service quality.



Technology Update

Our investments in performance optimization aim to maximize conversion rates and TPV while ensuring trusted and agile services for merchants. Key achievements include:

Smart Request Strategies: Enhanced our smart request strategies, a machine learning model that optimizes conversion rates by dynamically changing the API message to the acquirer during authorization, which resulted in a 1.2 percentage point increase in conversion rates.

Smart 3DS Deployment: Launched Smart 3DS in some African countries, strengthening payment security protocols for high-risk transactions and driving a 6 percentage point improvement in conversion rates.

Network Tokenization: Continued to be a driving force behind network tokenization readiness and support in Argentina, Colombia, Uruguay, and Peru, boosting conversion rates. Notable gains include +1.6 percentage points in Colombia and +1.4 percentage points in Argentina.

These advancements underscore our focus on delivering trusted, agile, and high-performing solutions to our merchants.



Commercial Update

Our continued commitment to innovation, customer satisfaction, and expansion of our footprint throughout emerging markets allows us to maintain and strengthen the relationships with our merchants and ultimately, increase our share of wallet with them. Some of the developments throughout the quarter include:

Temu: We continue to strengthen our partnership with Temu, enabling their customers to transact seamlessly across more than 15 emerging markets across Africa, Asia, and Latin America.

Zepz: The partnership ramping up across key markets, demonstrating strong growth in LatAm and in several African and Asian countries. We remain committed to supporting the merchant's global expansion efforts, launching operations in two new markets in Africa.

Rappi: Rappi has been achieving significant growth in both Colombia and Argentina, after a latest round of new feature deployments on their behalf.

Hotmart: Hotmart has been experiencing strong growth in LatAm, with notable performance in Brazil and Mexico. We continue to strengthen our partnership with them by launching operations in Ecuador and increasing our share of wallet in other LatAm markets.

SELECTED MERCHANTS

Americas' Fastest Growing Companies 2025

dLocal was recognized on the Financial Times list of The Americas' Fastest Growing Companies 2025.

Business highlights



Pay-ins TPV
US$5.4B
▲+49% YoY ▲+2% QoQ

QoQ results with strong performance in on-demand delivery, commerce and streaming, partially offset by advertising.

Pay-outs TPV
US$2.7B
▲+61% YoY ▲+12% QoQ

QoQ expansion driven by remittances and financial services.

Cross-border TPV
US$4.3B
▲+76% YoY ▲+14% QoQ

Cross-border reaching the milestone of $4B, mainly driven by remittances, commerce, financial services and streaming.

Local-to-local TPV
US$3.8B
▲+33% YoY ▼-3% QoQ

The QoQ comparison is explained by the commerce performance in Mexico (seasonality) and partial volume loss with a large merchant.

LatAm Revenue
US$162.9M
▲+30% YoY ▲+7% QoQ 75% of total revenue

QoQ comparison explained by performance in Argentina and Other LatAm markets, partially offset by Mexico.

LatAm Gross Profit
US$59.5M
▲+23% YoY ▲+5% QoQ 70% of total gross profit

QoQ comparison explained by performance in Argentina and Other LatAm markets, partially offset by Brazil and Mexico.

Africa and Asia Revenue
US$53.9M
▼-9% YoY ▲+4% QoQ 25% of total revenue

QoQ comparison is explained by Other Africa and Asia markets, particularly Nigeria. YoY negatively affected by devaluations in Egypt and Nigeria.

Africa and Asia Gross Profit
US$25.4M
▲+76% YoY ▼-7% QoQ 30% of total gross profit

QoQ comparison is affected by increased processing costs in Nigeria and South Africa.

Revenue from Existing Merchants
US$207.9M
▲+17% YoY NRR 113%

Annual growth and high net revenue retention rate (NRR) due to expansion among existing merchants.

Revenue from New Merchants
US$8.9M
vs. US$ 7.3M in 1Q24

Notable contribution from commerce, streaming and remittance verticals.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended March 31			
	2025	% share	2024	% share
Pay-ins	5,442	67%	3,657	69%
Pay-outs	2,666	33%	1,653	31%
Total TPV	**8,107**	**100%**	**5,310**	**100%**

In millions of US$ except for %	Three months ended March 31			
	2025	% share	2024	% share
Cross-border	4,258	53%	2,426	46%
Local to Local	3,849	47%	2,884	54%
Total TPV	**8,107**	**100%**	**5,310**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended March 31			
	2025	% share	2024	% share
Latin America	**162.9**	**75%**	**125.4**	**68%**
Brazil	34.4	16%	43.1	23%
Argentina	28.2	13%	13.8	7%
Mexico	36.7	17%	34.0	18%
Other LatAm	63.5	29%	34.5	19%
Africa & Asia	**53.9**	**25%**	**59.0**	**32%**
Egypt	22.0	10%	39.0	21%
Other Africa & Asia	31.8	15%	20.0	11%
Total Revenue	**216.8**	**100%**	**184.4**	**100%**

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended March 31			
	2025	% share	2024	% share
Latin America	**59.5**	**70%**	**48.6**	**77%**
Brazil	13.0	15%	17.9	28%
Argentina	10.6	13%	5.2	8%
Mexico	10.8	13%	9.9	16%
Other LatAm	25.1	30%	15.6	25%
Africa & Asia	**25.4**	**30%**	**14.4**	**23%**
Egypt	16.3	19%	10.3	16%
Other Africa & Asia	9.1	11%	4.1	7%
Total Gross Profit	**84.9**	**100%**	**63.0**	**100%**

Financial highlights



- **Total Payment Volume ("TPV")** reached a record US$8.1 billion in the first quarter, up 53% year-over-year compared to US$5.3 billion in the first quarter of 2024 and up 5% compared to US$7.7 billion in the fourth quarter of 2024. In constant currency, TPV growth for the period would have been 72% year-over-year.

- **Revenues amounted** to US$216.8 million, up 18% year-over-year compared to US$184.4 million in the first quarter of 2024 and up 6% compared to US$204.5 million in the fourth quarter of 2024. This quarter-over-quarter increase, above TPV growth, was driven by higher cross-border share in the mix, and partially offset by Mexico, given the commerce seasonality effect in the fourth quarter and partial volume loss with a large merchant. In constant currency, revenue growth for the period would have been 36% year-over-year.

- **Gross profit** was US$84.9 million in the first quarter of 2025, up 35% compared to US$63.0 million in the first quarter of 2024 and up 1% compared to US$83.7 million in the fourth quarter of 2024. The quarter-over-quarter comparison was primarily due to (i) Argentina, with gross profit following revenue trends, in addition to increasing advancement volumes (which have higher take rates) and wider FX spreads in Q1 2025 vs Q4 2024; and (ii) Other LatAm markets, with notable performance in Chile. These positive factors were partially offset by (i) Brazil, due to the migration to the Payment Orchestration model, which brings lower take rates, coupled with one-off incremental processing costs; and (ii) Mexico, as explained above. In addition, despite volume growth across various countries, Other Africa and Asia was adversely affected by increased processing costs in South Africa and Nigeria. In constant currency, gross profit growth for the period would have been 59% year-over-year.

- As a result, **gross profit margin** was 39% in this quarter, compared to 34% in the first quarter of 2024 and 41% in the fourth quarter of 2024.

- **Gross profit over TPV** was at 1.05% decreasing from 1.19% in the first quarter of 2024 and from 1.09% compared to the fourth quarter of 2024.

- **Operating profit** was US$45.8 million, up 70% compared to US$26.9 million in the first quarter of 2024 and up 8% compared to US$42.3 million in the fourth quarter of 2024. Operating expenses grew by 8% year-over-year, explained by the increase in headcount, as we continue to invest in our capabilities. On the sequential comparison, operating expenses decreased by 6% quarter-over-quarter, primarily attributed to a reduction in G&A and Technology & Development expenses, driven by the decrease in third-party services, travel expenses and timing of implementation of new initiatives. This decrease was partially offset by the growth in headcount and increase in Sales & Marketing expenses, driven by key commercial events.

- As a result, **Adjusted EBITDA** was US$57.9 million, up 57% compared to US$36.8 million in the first quarter of 2024 and up 2% compared to US$56.9 million in the fourth quarter of 2024.

- **Adjusted EBITDA margin** was 27%, compared to the 20% recorded in the first quarter of 2024 and 28% in the fourth quarter of 2024. Adjusted EBITDA over gross profit of 68% increased compared to 58% in the first quarter of 2024 and slightly increased compared to 68% in the fourth quarter of 2024, marking the fourth consecutive quarter of improvement.

- **Net financial result** was US$7.0 million gain, compared to a net finance gain of US$0.2 million in the first quarter of 2024 and a net finance loss of US$1.1 million in the fourth quarter of 2024, as explained in the Net Income section.

- Our effective **income tax rate** decreased to 10% from 27% last quarter (or 16% when excluding the tax settlement, as mentioned in the fourth quarter earnings release), as result of higher cross-border share of pre-tax income and a lower pre-tax income in Brazil given the higher costs, as explained previously.
- **Net income** for the first quarter of 2025 was US$46.7 million, or US$0.15 per diluted share, up 163% compared to a profit of US$17.7 million, or US$0.06 per diluted share, for the first quarter of 2024 and up 57% compared to a profit of US$29.7 million, or US$0.10 per diluted share for the fourth quarter of 2024. During the current period, net income was mostly affected by the positive non-cash mark to market effect related to our Argentine bond investments and lower finance costs.
- **Free cash flow** for the first quarter of 2025 amounted to US$39.7 million, up 200% year-over-year compared to US$13.2 million in the first quarter of 2024 and up 22% compared to US$32.5 million in the fourth quarter of 2024. The variation quarter-over-quarter is primarily explained by improved operational results, partially offset by normal variability in corporate working capital and higher income tax paid and capex.
- As of March 31, 2025, dLocal had US$511.5 million in **cash and cash equivalents**, which includes US$355.9 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$58.0 million from US$298.0 million as of March 31, 2024, despite the US$100 million in shares repurchased throughout 2024. When compared to the US$317.8 million Corporate cash and cash equivalents position as of December 31, 2024, it increased by US$38.1 million quarter-over-quarter.

The following table summarizes our key performance metrics

	Three months ended March 31		
	2025	2024	% change
Key Performance metrics	(In millions of US$ except for %)		
TPV	8,107	5,310	53%
Revenue	216.8	184.4	18%
Gross Profit	84.9	63.0	35%
Gross Profit margin	39%	34%	5p.p
Adjusted EBITDA	57.9	36.8	57%
Adjusted EBITDA margin	27%	20%	7p.p
Adjusted EBITDA/Gross Profit	68%	58%	10p.p
Profit	46.7	17.7	163%
Profit margin	22%	10%	12p.p

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit.

Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal's Adjusted EBITDA to net income:

$ in thousands	Three months ended March 31	
	2025	2024
Profit for the period	**46,667**	**17,718**
Income tax expense	5,262	7,114
Depreciation and amortization	5,062	3,762
Finance income and costs, net	(6,969)	(299)
Share-based payment non-cash charges	6,020	4,461
Other operating loss[1]	422	1,819
Impairment loss / (gain) on financial assets	386	(177)
Inflation adjustment	885	2,368
Other non-recurring costs[2]	123	-
Adjusted EBITDA	**57,858**	**36,766**

Note: [1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] Other non-recurring costs consist of costs not directly associated with the Company's core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 16). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes.

In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal's Adjusted net income:

$ in thousands	Three months ended March 31	
	2025	2024
Net income as reported	**46,667**	**17,718**
Inflation adjustment	885	2,368
Loan - exchange difference	1,394	6,729
Argentina Treasury Notes Hedging Costs	723	-
Fair value loss / (gain) of financial assets at FVTPL	(7,122)	(10,815)
Impairment loss / (gain) on financial assets	386	(177)
Share-based payment non-cash charges	6,020	4,461
Other operating loss[1]	422	1,819
Other non-recurring costs[2]	123	-
Tax effect on adjustments	1,405	(1,361)
Adjusted net income	**50,903**	**20,742**

Note: [1] The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. [2] Other non-recurring costs consist of costs not directly associated with the Company's core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025.

Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results

Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS.

As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

The table below presents a reconciliation of dLocal's constant currency measures:

As reported

In millions of US$	1Q24	1Q25	YoY Growth
TPV	5,310	8,107	53%
Revenue	184.4	216.8	18%
Gross Profit	63.0	84.9	35%

Constant currency measures

In millions of US$	1Q24	1Q25	YoY Growth
TPV	5,310	9,123	72%
Revenue	184.4	250.4	36%
Gross Profit	63.0	100.2	59%

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month period ended March 31, 2025 and 2024.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended March 31	
	2025	2024
Profit attributable to common shareholders (USD)	46,630,331	17,708,000
Weighted average number of common shares	285,528,671	296,093,840
Adjustments for calculation of diluted earnings per share	15,355,624	14,028,247
Weighted average number of common shares for calculating diluted earnings per share	300,884,295	310,122,087
Basic earnings per share	0.16	0.06
Diluted earnings per share	0.15	0.06



Appendix



Definition of selected operational metrics

API → means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

Cross-border → means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

Local payment methods → refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

Local-to-local → means a payment transaction whereby dLocal is collecting and settling in the same currency.

Net Revenue Retention Rate or NRR → is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

Pay-in → means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

Pay-out → means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Revenue from New Merchants → means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

Revenue from Existing Merchants → means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

TPV → dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding → We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

dLocal Limited

Certain financial information. Consolidated Statements of Comprehensive Income for the three-month period ended March 31, 2025 and 2024 *All amounts in thousands of U.S. Dollars except share data or as otherwise indicated*

	Three months ended March 31	
	2025	**2024**
Continuing operations		
Revenues	**216,759**	**184,430**
Cost of services	(131,880)	(121,459)
Gross profit	**84,879**	**62,971**
Technology and development expenses	(6,767)	(5,465)
Sales and marketing expenses	(7,135)	(4,631)
General and administrative expenses	(24,324)	(24,332)
Impairment (loss)/gain on financial assets	(386)	177
Other operating loss	(422)	(1,819)
Operating profit	**45,845**	**26,901**
Finance income	12,228	18,257
Finance costs	(5,259)	(17,958)
Inflation adjustment	(885)	(2,368)
Other results	**6,084**	**(2,069)**
Profit before income tax	**51,929**	**24,832**
Income tax expense	(5,262)	(7,114)
Profit for the period	**46,667**	**17,718**
Profit attributable to:		
Owners of the Group	46,630	17,708
Non-controlling interest	37	10
Profit for the period	46,667	17,718
Earnings per share (in USD)		
Basic Earnings per share	0.16	0.06
Diluted Earnings per share	0.15	0.06
Other comprehensive Income		
Items that are or may be reclassified to profit or loss:		
Exchange difference on translation on foreign operations	3,526	(669)
Other comprehensive income for the period, net of tax	**3,526**	**(669)**
Total comprehensive income for the period	**50,193**	**17,049**
Total comprehensive income for the period is attributable to:		
Owners of the Group	50,174	17,036
Non-controlling interest	19	13
Total comprehensive income for the period	**50,193**	**17,049**

dLocal Limited

Certain financial information. Consolidated Statements of Financial Position as of March 31, 2025 and March 31, 2024 *All amounts in thousands of U.S. dollars*

	March 31, 2025	March 31, 2024
ASSETS		
Current Assets		
Cash and cash equivalents	511,506	572,357
Financial assets at fair value through profit or loss	125,487	107,777
Trade and other receivables	477,349	396,387
Derivative financial instruments	463	2,256
Other assets	28,001	8,563
Total Current Assets	**1,142,806**	**1,087,340**
Non-Current Assets		
Trade and other receivables	15,518	-
Deferred tax assets	5,468	2,183
Property, plant and equipment	4,007	3,454
Right-of-use assets	3,852	3,538
Intangible assets	65,301	59,485
Other assets	4,695	-
Total Non-Current Assets	**98,841**	**68,660**
TOTAL ASSETS	**1,241,647**	**1,156,000**
LIABILITIES		
Current Liabilities		
Trade and other payables	614,133	650,184
Lease liabilities	1,107	699
Tax liabilities	20,631	21,503
Derivative financial instruments	1,098	891
Financial liabilities	54,248	-
Provisions	543	366
Total Current Liabilities	**691,760**	**673,643**
Non-Current Liabilities		
Deferred tax liabilities	1,862	2,452
Lease liabilities	2,825	3,163
Total Non-Current Liabilities	**4,687**	**5,615**
TOTAL LIABILITIES	**696,447**	**679,258**
EQUITY		
Share Capital	570	591
Share Premium	187,671	73,157
Treasury Shares	(200,980)	-
Capital Reserve	38,556	26,036
Other Reserves	(17,390)	(10,208)
Retained earnings	536,654	387,044
Total Equity Attributable to owners of the Group	**545,081**	**476,620**
Non-controlling interest	119	122
TOTAL EQUITY	**545,200**	**476,742**
TOTAL EQUITY AND LIABILITIES	**1,241,647**	**1,156,000**

dLocal Limited

Certain interim financial information. Consolidated Statements of Cash flows for the three-month period ended March 31, 2025 and 2024 *All amounts in thousands of U.S. dollars*

	Three months ended March 31	
	2025	2024
Cash flows from operating activities		
Profit before income tax	51,929	24,832
Adjustments:		
Interest Income from financial instruments	(5,106)	(7,442)
Interest charges for lease liabilities	41	43
Other interests charges	883	127
Finance expense related to derivative financial instruments	414	9,878
Net exchange differences	4,142	7,637
Fair value loss/(gain) on financial assets at FVPL	(7,343)	(10,815)
Amortization of Intangible assets	4,584	3,424
Depreciation and disposals of PP&E and right-of-use	703	400
Share-based payment expense, net of forfeitures	6,020	4,461
Other operating gain	422	1,819
Net impairment loss/(gain) on financial assets	386	(177)
Inflation adjustment and other financial results	6,083	(5,892)
	63,158	**28,295**
Changes in working capital		
Increase in Trade and other receivables	21,082	(32,836)
Decrease / (Increase) in Other assets	1,025	3,219
Increase / (Decrease) in Trade and Other payables	16,346	45,964
Increase / (Decrease) in Tax Liabilities	965	(1,120)
Increase / (Decrease) in Provisions	43	4
Cash (used) / generated from operating activities	**102,619**	**43,526**
Income tax paid	(7,208)	(3,558)
Net cash (used) / generated from operating activities	**95,411**	**39,968**
Cash flows from investing activities		
Acquisitions of Property, plant and equipment	(945)	(786)
Additions of Intangible assets	(6,567)	(5,022)
Acquisition of financial assets at FVPL	(41,374)	-
Collections of financial assets at FVPL	47,416	(243)
Interest collected from financial instruments	5,106	7,442
Payments for investments in other assets at FVPL	(10,000)	-
Net cash (used in) / generated investing activities	**(6,364)**	**1,391**
Cash flows from financing activities		
Interest payments on lease liability	(41)	(43)
Principal payments on lease liability	(663)	(95)
Finance expense paid related to derivative financial instruments	(3,132)	(10,151)
Net proceeds from financial liabilities	5,790	-
Interest payments on financial liabilities	(2,166)	-
Other finance expense paid	(714)	(127)
Net cash used in by financing activities	**(926)**	**(10,416)**
Net increase in cash flow	**88,121**	**30,943**
Cash and cash equivalents at the beginning of the period	**425,172**	**536,160**
Net (decrease)/increase in cash flow	88,121	30,943
Effects of exchange rate changes on inflation and cash and cash equivalents	(1,787)	5,254
Cash and cash equivalents at the end of the period	**511,506**	**572,357**

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on May 14, 2025 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.





Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA.

Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

.

d·local

Investor Relations Contact

investor@dlocal.com

Media Contact

media@dlocal.com

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2024 are audited.